Babak Yaghmaie T: (212) 479-6556 F: (212) 479-6275 byaghmaie@cooley.com	Via EDGAR and FedEx

December 31, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Mr. Scot Foley
Mr. Bryan J. Pitko
Ms. Ibolya Ignat
Mr. Andrew Mew

Re:	Cara Therapeutics, Inc.
Registration Statement on Form S-1
Filed November 8, 2013
File No. 333-192230

Ladies and gentlemen:

On behalf of our client, Cara Therapeutics, Inc. (“Cara Therapeutics” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 20, 2013 (the “Comment Letter”), relating to the above referenced Registration Statement (the “Registration Statement”). We are also sending a hard copy of this letter and Amendment No. 1 to the Registration Statement, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2013 to the Staff in care of Mr. Foley.

The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Prospectus Summary

Our Product Candidates, page 2

1.	Please define the phrase “intravenous bolus injection.”

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 2 and 76 of the Registration Statement.

December 31, 2013 Page Two

Business

Commercial Partnerships

Maruishi Pharmaceutical Co., Ltd., page 89

2.	We note your disclosure that you are eligible to receive payment of low double-digit royalties based on net sales, if any, under your agreement. Please revise your disclosure to provide a ten-percent range for the minimum royalty percentage and maximum royalty percentage Maruishi may be obligated to pay (e.g., “between 10% and 20%” or “in the twenties”).

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 90 of the Registration Statement.

Chong Kun Dang Pharmaceutical Corporation, page 90

3.	We note your disclosure that you are eligible to receive royalty payments up to a low double digit percentage based on net sales under your agreement. Please revise your disclosure to provide a ten-percent range for the maximum royalty percentage CKD may be obligated to pay.

Response: In response to the Staff’s comment, the Company has revised the disclosure appearing on page 90 of the Registration Statement.

* * * * * * *

Please contact me at (212) 479-6556, Darren DeStefano of Cooley LLP at (703) 456-8034, or Stephane Levy of Cooley LLP at (212) 479-6838 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

Cooley LLP

/s/ Babak Yaghmaie

cc:	Derek Chalmers, Cara Therapeutics, Inc.
Stephane Levy, Cooley LLP
Darren DeStefano, Cooley LLP
Peter N. Handrinos, Latham & Watkins